SUPPLEMENT Dated April 30, 2010
To the Prospectus Dated April 30, 2010

ING Select Opportunities
Issued By ING Life Insurance and Annuity Company

Through Its Separate Account B

This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-888-854-5950.

The subsection "Annuity Commencement Date" on page 39 is hereby replaced in its entirety with the following:

Annuity Commencement Date
The Contract provides for Annuity Payments, so long as the Annuitant is then living. You can apply the Accumulation Value to an Annuity Plan on any date following the fifth Contract Anniversary. We refer to the date on which Annuity Payments commence as the Annuity Commencement Date. For Contracts issued in Florida or New York, the Annuity Commencement Date can be any date following the first Contract Anniversary. Notice to Us is required at least 30 days in advance of the date you wish to begin receiving Annuity Payments.

The Annuity Commencement Date can be no later than the January 1st on or next following the Annuitant's 90th birthday (which date we refer to as the Maximum Annuity Commencement Date), unless we agree to a later date. If you do not select a date, the Annuity Commencement Date will be the Maximum Annuity Commencement Date.

For Contracts issued in the <u>State of California</u>:

1. The Waiver of Surrender Charges for Extended Medical Care is unavailable.

2. **Right to Examine and Return this Contract –** If you were under age 60 on the date the application was signed, you may return the Contract within 10 days of your receipt of it, and you have up to 30 days if the Contract was issued as a replacement contract. If so returned, we will promptly pay you the Accumulation Value plus any charges we have deducted.

   If you are age 60 or older on the date the application was signed, you may return the Contract within 30 days of your receipt of it (new purchase or replacement contract). If so returned, we will promptly pay you the premium paid, less any withdrawals. You may direct us to allocate your premium to investment option(s) other than the Specially Designated Variable Sub-account during this period. In this case, if so returned, we will pay you the Accumulation Value plus any charges we have deducted.